UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE
February 25, 2005

via U.S. mail

Pascual Mastellone
President and Chief Executive Officer
Mastellone Hermanos S.A.
E.Ezcurra 365, Piso 2, Of. 310
Buenos Aires, Argentina
C1107CLA


Re:  	Mastellone Hermanos S.A.
	Form F-4 filed January 25, 2005
      File No. 333-122268


Dear Mr. Mastellone:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-4

General

1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure.
This will eliminate the need for us to repeat similar comments.

2. In your amendment to the registration statement, include the most current information available. Refer to General Instruction C (b) of
Form 20-F: "[U]nless an item directs you to provide information as of a specific date or for a specific period, give the information in a registration statement as of a date reasonably close to the date of filing the registration statement..." For example, update the information pertaining to the exchange rate. See Item 3.A.3 (a) and
(b) of Form 20-F. Also, provide more current inflationary information than you include in the second paragraph of the risk factor captioned "Substantially all our revenues are earned in Argentina" at page 18.

3. We note that you are registering the notes in reliance on the staff`s position in Exxon-Capital Holdings Corporation (avail. April
13, 1989), Morgan Stanley & Co., Inc. (avail. June 5, 1991), regarding resales, and Shearman & Sterling (avail July 2, 1993), with respect to the participation of broker dealers. With your next amendment, please provide a supplemental letter stating that you are registering the exchange offer in reliance on the staff`s position in those letters, and including the statements and representations substantially in the form set forth in Morgan Stanley & Co. and Shearman & Sterling.

4. Unaudited interim financial information should be indicated as such in column headings. For example, in your selected consolidated financial and operating data included on page 42, `unaudited` column headings should be added for the nine-month periods ended
September
30, 2004 and 2003.

Prospectus Cover Page

5. Separately list the two series of notes, old and new, in the caption at the top of the page.
6. You refer to "contingent increases in the interest rate
applicable
to the old notes" on this page and at page 4. Revise to clarify whether you are referring to penalty interest provisions. Discuss the applicable provisions in necessary detail later in the document.
We may have additional comments based upon your response.
7. As currently represented, the offer could be open for less than the full 20 business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be
the twentieth business day following commencement.   See Question
and
Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Disclaimer, page i

8. Revise to move any non-required disclosure that appears after the table of contents so that it does not appear prior to the Risk Factors section. Also, the caption "disclaimer" is inappropriate.
9. You state that the reader "should rely only on the information contained" in the prospectus. In the next paragraph, though, you indicate that the prospectus incorporates additional information and that the reader "should read it together with the documents filed as exhibits to the registration statement or otherwise filed with the SEC." You further suggest that your disclosure "may not necessarily be complete." If you are not incorporating information by reference, do not suggest otherwise. Also, you may provide summaries, but you must provide materially complete disclosure. Revise throughout your document as necessary.
10. Explain in necessary detail in the disclosure that you have moved from the top of page ii in response to comment 7 of this letter the benefits and requirements to which you refer.

Forward-Looking Statements, page iii

11. We note your disclosure here and at page 57 regarding forward-looking statements. The safe harbor provided in the Private Securities Litigation Reform Act of 1995 ("PLSRA") does not apply to statements made in connection with a tender offer. See Section 27A(b)(2) of the Securities Act of 1933 and Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Revise to eliminate any suggestion to the contrary.

Prospectus Summary, page 1
      Overview of our Business, page 1

12. Provide us with objective support for subjective/comparative statements, and assertions regarding your market share or position, that appear throughout your document. Refer to Item 4.B.7 of Form 20-F. For example, provide support for the statements that appear at pages 63, 67, 70 and 72, as well as the following:
* you are the leading processor and distributor of fresh dairy products in Argentina;
* "[w]e believe our products are recognized throughout Argentina for their consistently superior quality...,";
* "[w]e believe we have created the most extensive and efficient distribution network for dairy products in Argentina...,";
* "[w]e believe that our General Rodriguez complex...is the most advanced large-scale milk processing facility in Latin America"; and
* you enjoyed, as of the fiscal year ended December 31, 2003 and the nine-month period ended 2004, market shares of approximately 56.6% and 57.8%, respectively, of the Argentine fluid milk market in terms of physical volume.



Payment Default and Restructuring, page 1

13. Clearly and concisely identify the more material facts relating to your restructuring and the resulting consequences. Rather than describe in detail the various rounds of negotiations with creditors, clarify the results of the restructuring by identifying the types of debt issued in the restructuring. Also provide a more detailed explanation of the restructuring transactions in a separate section later in the prospectus. See Item 4.A.4 of Form 20-F.

Change in Independent Registered Accountant, page 3

14. On page 3, you indicate that Deloitte is not currently independent under Regulation S-X. Please expand your disclosure to explain why independence was breached. In addition, revise to describe why the inclusion of Deloitte`s opinion on the financial statements in this registration statement is not problematic under the Commission`s auditor independence rules.

15. Please either include your audited December 31, 2004 financial statements in the next amendment to this registration statement, or revise your disclosure to indicate that you will include those audited financial statements in a pre-effective amendment.

Risk Factors, page 16

16. Delete the second sentence of the italicized paragraph, as it is inappropriate. Describe all material known risks, and eliminate any suggestion that your risk factor section may be incomplete.
17. Rather than indicating you "cannot assure" a particular result, revise all language of this type and instead state the risk and potential plainly and directly. Also ensure that your captions and text are concise and do not include mitigating language. Examples include the first risk factor, which emphasizes positive aspects and assumptions, as well as the clauses that begin "while" at pages 27 and 28.

Our creditors may not be able to enforce . . ., page 17

18. Please summarize briefly the requirements of Articles 517 through
519. It is unclear whether those provisions relate or are limited to the requirement that foreign judgments cannot violate principles of public policy.

Our new notes may be adversely affected by developments . . ., page
17

19. Revise this risk factor caption and narrative to describe more concretely the type of developments and the countries to which you are referring. The narrative does not sufficiently explain, for example, the risks that are particular to emerging market countries.

The pledge of ..., page 17

20. Revise to clarify the nature of the risk. Is it not typically the case that recourse to pledged items occurs only after a default?

The new notes are junior, page 18

21. The caption appears to suggest a smaller group of entities to which the debt is subordinated than does the disclosure at page
88.
Please revise or advise.

Risks Factors Relating to Argentina, page 18

22. None of your risk factors should consist of more than two or three concise paragraphs. Focus on concisely summarizing the risk in each case.

Because the Argentine standards for disclosure . . ., page 29

23. Because we believe it is inappropriate to consider the disclosure requirements of the Federal securities laws as they apply to foreign private issuers as a risk to investors, the nature of the risk described in this caption is unclear. Please revise or relocate.

Capitalization, page 31

24. Since "Cash and cash equivalents" is not a required or appropriate item for inclusion in the Capitalization table, please delete it.

25. Please revise your capitalization table in accordance with Item
3.B. of Form 20-F as follows:

a. Provide the table as of a date no earlier than sixty days prior to the date of the registration statement.

b. Distinguish between guaranteed and un-guaranteed indebtedness.

The Exchange Offer, page 33
	Expiration Date; Extensions; Amendments, page 35

26. We note your reservation of the right to amend the terms of the offer and your representation that in the event of a material change, you will extend the exchange offer for a period of time "that [you] will determine to comply with the Exchange Act, depending on the significance of the amendment and the manner of disclosure to holders." Supplementally confirm to us that in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary, so that at least five business days remain in the offer following notice of the material change.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 46

27. You indicate that prior to January 1, 2004 and the implementation of Technical Resolution No. 21 you did not consolidate two of your subsidiaries. Tell us how your accounting for these subsidiaries prior to January 1, 2004 complies with US GAAP or indicate where in the US GAAP reconciliation this matter is addressed.

Critical Accounting Policies, page 47

28. We note that you identify several areas of accounting where critical accounting policies are used to record activity. However, it appears that your disclosures lack association with specific accounting estimates that may be necessary to an understanding of your liquidity, capital resources, and results of operations. Please expand your disclosures to address the specific instances where uncertainties exist in your estimates. Your disclosures should provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information.  We generally find that
disclosures including both a sensitivity analysis and discussion of
historical experience making the critical estimate are effective in
conveying this information.   Please refer to FRC Section 501.14.
for
further guidance.

Liquidity and Capital Resources, page 56

29. Expand your discussion of operating cash flows to include a discussion of the underlying drivers (e.g. cash receipts from the sale of goods and services and cash payments to acquire materials for manufacture or goods for resale). On page 28 we noted a discussion relating to the seasonality in the production of milk and how it can affect your working capital.  Such trends and analyses should be
considered in your liquidity discussions.   For further guidance
refer to FRC 501.13.b.

30. On page 59, you indicate plans to sell your semi-hard cheese plant. Revise your disclosure to include a discussion of how the sale of the plant will affect your future operations. For further guidance refer to FRC 501.12.

31. Given the impact of the restructuring to your business, provide more detailed discussion in this section of the debt restructuring and the impact it had and will have on your short and long-term liquidity. In this regard, we also note disclosure in Note 2 to the financial statements. Link your potential sources of liquidity to the unique constraints faced by Argentine companies in general and to your company in particular, due to the circumstances outlined on page
F-13.  See Item 5.B.1(a) of Form 20-F.

The Argentine Dairy Market, page 63

32. Ensure that your disclosure regarding regulatory matters is complete and consistent. For example, refer to the additional disclosure at page 75 regarding the Argentine Hazardous Waste Law and
certain provincial and municipal regulations.   Pursuant to the
requirements set forth in Item 4.B.8 of Form 20-F, revise your disclosure to identify the regulations and impact thereof of material government regulations on the company`s business. We may have further comments.

Our Business, page 67

33. On page 75, you indicate you are subject to the provisions of the
Argentine Hazardous Waste Law and certain provincial and municipal regulations. Expand your discussion to describe the material effects of government regulations on your business. Refer to Item 4.B.8. of
Form 20-F.

Board of Directors, Executive Officers and Supervisory Committee, page 78
	Board of Directors and Executive Officers, page 78

34. Revise to clarify the functions of each individual listed, where the current disclosure is not clear in that regard. See Item 6.A of
Form 20-F. Examples include Messrs. Antonio Mastellone, Alejandro Casas and Jorge Gugliermo.
35. Confirm that you are not required to disclose compensation on an individual basis in Argentina, or provide the disclosure required by
Item 6.B. of Form 20-F.
Certain Related Party Transactions, page 82
36. Revise to make clear why the transactions cited constitute material related-party transactions, and include all such transactions. For example, it is unclear why you do not discuss your engagement of the financial advisor Greenwich Investments, S.A. Consistent with the requirements of Item 7.B. of Form 20-F, please revise your disclosure as necessary.

Certain U.S. Federal Income Tax Considerations, page 128

37. Please revise this heading and the text thereunder to refer to "material" tax consequences. This comment also applies to the section entitled "Certain Argentine Tax Considerations" on page
134.

38. Eliminate the suggestions in this section and the next that you provide only a "general discussion" and that the reader "should consult" its own advisors.

Unaudited Financial Statements as of September 30, 2004, page F-1

General

39. Where comments on your interim financial statements also relate to disclosure included in your financials statements for the years ended December 31, 2003, 2002 and 2001, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.
Note 1 - Situation of the Company - Financial Debt Restructuring, page F-6

40. In your discussion of the accounting for the debt restructuring included in Note 1 e), expand your disclosure to specify whether interest payments are included in the future cash flows to be paid under the terms of the new debt.

Note 4 - Accounting policies, page F-14
Revenue recognition, page F-15

41. Please expand your revenue recognition policy to indicate the physical point at which you consider delivery to have occurred and title to have passed. Specifically identify `FOB Destination` and `FOB Shipping Point`. In addition, expand your discussion of service revenues to explain what services are being performed and how you determine when a service has been rendered.

42. Clarify when you account for, record and where your report cash discounts and volume rebates.

Note 5 - Breakdown of main accounts, page F-20

Other assets, page F-22

43. You indicate that `Other assets` consist of property, plant and equipment held for sale. Supplementally, tell us how your accounting for these assets is in accordance with SFAS 144, including the disclosures outlined in paragraphs 47 and 48, without limitation.



Extraordinary items, page F-29

44. It appears that certain of the items you have indicated as extraordinary would not be classified as such in accordance with U.S.
GAAP. Please provide a narrative description of these differences in
`Note 14 - Summary of Significant Differences between Argentine GAAP and U.S. GAAP` or tell us why you believe classification as extraordinary is appropriate under U.S. GAAP.

Note 14 - Summary of significant differences, Argentine and US
GAAP,
page F-36

	Goodwill, page F-37

45. You indicate three differences between Argentine GAAP and U.S. GAAP in accounting for goodwill. Please revise your reconciliations of net income and shareholders` equity included on pages F-39 and F-
40 to include separate line item adjustments for each difference. In addition, it is not clear to us why you have a difference related to negative goodwill. Please expand your disclosure to describe how the difference in negative goodwill arises.

Note 15 - Other significant U.S. GAAP disclosure requirements, page
F-42

	Recent accounting pronouncements, page F-42

46. You indicate that you will apply the provisions of FIN 46R in your 2004 financial statements.  Please revise your disclosure to indicate how you have applied the standard to your September 30,
2004
financial statements.

Note 16 - Guarantor Subsidiaries, page F-44

47. Indicate whether the subsidiaries` guarantees are joint and several. Refer to the Instructions to Item 8 of the Form 20-F and Regulation S-X, Item 3-10(i)(8)(iii).

Audited financial statements for the years ended 2003, 2002 and 2001, page F-50

      Report of independent registered public accounting firm, page
F-50

48. Please revise paragraph 6 of the accountant`s report to indicate your financial statements were not in accordance with Argentine
GAAP
from the period March 1, 2003 to September 30, 2003.

49. Paragraph 8 of the accountant`s report, which indicates
English
translation, does not appear to be appropriate. Please remove the paragraph or tell us why you feel the statement is necessary.

Exhibits, page II-1

50. With your next amendment, please file or supplementally provide all omitted exhibits, including the legality opinions (or form opinions) for the company and each guarantor.
51. Also file the shareholders agreement referenced on page 82 and the new compensation plan for senior management referenced on page
80.   We may have additional comments.

52. Also ensure that all exhibits are filed in final form, signed as appropriate. For example, see exhibit 4.4, which has not been signed.

Undertakings, page II-2
Part II, page II-2
53. Revise or explain your reference in Item 22-Undertakings to Item
6 of the registration statement.

Closing Comments

      Please amend your registration statement in response to these comments. You should provide us with marked copies of the amended materials to expedite our review. Please comply with Rule 310 of Regulation S-T regarding the marking of changed material. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      No other review of the registration statement has been made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

      Please direct questions regarding accounting issues and related disclosures to April Sifford at (202) 942-2983, or in her absence to
Barry Stem, Senior Assistant Chief Accountant, at (202) 942-1919. Direct all other questions to Mellissa Campbell Duru at (202) 942-1930 or, in her absence, to Timothy Levenberg, Special Counsel at
(202) 942-1896. Please send all correspondence to us at the following ZIP code: 20549-0405.

        	               					Sincerely,



                              H. Roger Schwall
					Assistant Director

John Millard, Esq.
Shearman & Sterling,LLP
(212) 848-7179 (via facsimile)




cc: 	T. Levenberg
      M. Duru
	A.Sifford
      B. Stem

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Mastellone Hermanos S.A.
February 25, 2005
page 1